UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

_____________ 1st Source Corporation ____ _________

(Name of Issuer)

_____________Common Stock Without Par Value_____________

(Title or Class of Securities)

___________________336901103_____________________

(CUSIP Number)

________________October 8, 2015__________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 336901103

1.	Names of Reporting Persons: Stanley Clark Carmichael
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 9,125
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 9,125
	8.	Shared Dispositive Power: 1,355,011

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,364,136
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 5.2%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 336901103

1.	Names of Reporting Persons: Andrew W. Nickle
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 6,575
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 6,575
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,704,715[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 6.5%
12.	Type of Reporting Person (See Instructions): IN

1 The shares reported as beneficially owned by Mrs. Ernestine C. Nickle may be attributed to Mr. Andrew W. Nickle, given their spousal relationship.

CUSIP No. 336901103

1.	Names of Reporting Persons: Ernestine C. Nickle
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 206,306
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 206,306
	8.	Shared Dispositive Power: 1,491,834

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,704,715[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 6.5%
12.	Type of Reporting Person (See Instructions): IN

2 The shares reported as beneficially owned by Mr. Andrew W. Nickle may be attributed to Mrs. Ernestine C. Nickle, given their spousal relationship.

Item 1.

(a)	Name of Issuer: 1st Source Corporation

(b)	Address of Issuer's Principal Executive Offices:

100 North Michigan Street

South Bend, IN 46601

Item 2.

(a)	Names of Person Filing:

Stanley Clark Carmichael

Andrew W. Nickle

Ernestine C. Nickle

(b)	Address of Principal Business Office or, if none, Residence:

Stanley Clark Carmichael

1510 71st St.

Fennville, MI 49408

Andrew W. Nickle and Ernestine C. Nickle

560 Sea Oak Drive

Vero Beach, FL 32963

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock Without Par Value

(e)	CUSIP Number: 336901103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

See the information contained in the cover pages of this Schedule 13G, which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each reporting person is based on 26,199,344 outstanding shares of the issuer as of July 17, 2015, as reported in the issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Mrs. Ernestine C. Nickle and Mr. Stanley Clark Carmichael serve as representatives to certain trusts for the benefit of their family lines. The group of respective trusts to which Mrs. Nickle and Mr. Carmichael currently serve as representatives held 1,491,834 and 1,355,011 Common Shares of 1st Source Corporation, respectively, as of the date of this filing. 1st Source Bank is the trustee of these trusts. The terms of the trusts allow Mrs. Nickle or Mr. Carmichael, as applicable, to direct the trustee to (or appoint a special trustee to) diversify the 1st Source Corporation Common Stock holdings in such trusts. As family line representatives, Ms. Nickle and Mr. Carmichael may also (i) direct the trustee to engage an independent proxy service to provide voting recommendations to the trustee, in which case the trustee has agreed to vote the 1st Source Corporation Common Stock held by the applicable trusts in accordance with the recommendations of such independent proxy service, unless to do so would be contrary to applicable Securities & Exchange Commission legal and regulatory guidelines and requirements or violate the trustee’s fiduciary obligations, or, (ii) appoint a special trustee, which special trustee would have the power to vote the 1st Source Corporation Common Stock held by the applicable trusts.

The inclusion of the reporting persons and the reported securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See attached Exhibit A.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2015	/s/ Stanley Clark Carmichael Stanley Clark Carmichael

Dated: October 19, 2015	/s/ Andrew W. Nickle Andrew W. Nickle
Dated: October 19, 2015	/s/ Ernestine C. Nickle Ernestine C. Nickle

Exhibit A

Exhibit A - Identification of Members of the Group

Stanley Clark Carmichael

Andrew W. Nickle

Ernestine C. Nickle